Filed pursuant to Rule 433

Registration No. 333-164299

September 13, 2011

FINAL TERM SHEET

$750,000,000 2.00% Notes due 2016

Issuer:	Stryker Corporation

Security Type:	2.00% Notes due 2016

Expected Ratings (Moody’s / S&P)*:	A3 / A+

Size:	$750,000,000

Trade Date:	September 13, 2011

Expected Settlement Date:	September 16, 2011 (T+3)

Maturity Date:	September 30, 2016

Interest Payment Dates:	Each March 30 and September 30, commencing March 30, 2012

Coupon (Interest Rate):	2.00%

Price to Public:	99.814%

Benchmark Treasury:	1.00% due August 31, 2016

Spread to Benchmark Treasury:	+ 115 bps

Benchmark Treasury Yield:	0.889%

Yield to Maturity:	2.039%

Make-Whole Call:	T + 20 bps

CUSIP / ISIN:	863667AC5/ US863667AC50

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Citigroup Global Markets Inc. at 1-877-858-5407 or batprospectusdept@citi.com, Morgan Stanley & Co. LLC at 1-866-718-1649 or prospectus@morganstanley.com, or Wells Fargo Securities, LLC at 1-800-326-5897 or cmClientsupport@wachovia.com.